January 8th, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amy Geddes and Theresa Brilliant

Re: LL Flooring Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

File No. 001-33767

Dear Ms. Geddes and Ms. Brilliant:

LL Flooring Holdings, Inc. (the “Company”, “we” or “our”) provides this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in a letter to the Company dated December 21, 2023 (the “Comment Letter”) pertaining to the Form 10-K filed by the Company on March 1, 2023 (the “Form 10-K”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter are reproduced in bold, italicized font in this letter, and the corresponding response of the Company is shown below the comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 24

1.
We note your presentation of disaggregation of revenue by product type on page 42. Please tell us what consideration was given to also including a comparative discussion of net sales based on this tabular presentation, and also by Pro versus Consumer net sales given your overall shift in strategy to focus more on Pro sales.

The Company respectfully acknowledges the Staff’s comment. In preparing the disclosure of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), including on page 24 of the Form 10-K, we considered the requirements of Regulation S-K Item 303, including Item 303(b)(2). We considered the disclosure set forth on page 42 regarding the disaggregation of revenue by product type and note that the relative percentage allocations among manufactured products, solid and engineered hardwood, moldings and accessories and other, and installation and delivery services have remained relatively consistent from 2020 through 2022, with no material changes in the relative sales mix. Taken together with our cross-reference in the paragraph immediately preceding the net sales discussion on page 24 of the Form 10-K to the Company’s Consolidated Financial Statements and the Notes to Consolidated Financial Statements, which contained the disaggregation disclosure and should be read alongside the MD&A discussion, we believe our disclosure adequately describes the material changes from period to period in net sales without the need to further expand the discussion of disaggregation by product type in MD&A. However, in future filings we will consider whether to expand such footnote disclosure in MD&A when such situation exists to further enhance our MD&A discussion.

Aside from the cross-reference on page 24 of the Form 10-K, we also stated:

Double-digit growth in sales to Pro customers was more than offset by the decrease in sales to consumers.

Average sale increased 15.3% and average retail price per unit sold increased 11.9%, primarily due to the Company's pricing and promotion strategies to offset higher material and transportation costs as well as favorable product mix. This was more than offset by a 21.1% decrease in transaction count due primarily to lower consumer sales.

This MD&A disclosure explained a component of the broader set of factors that contributed to the net sales change in fiscal year 2022, with our focus on Pro sales reflecting an emerging trend for fiscal year 2022 that has taken on greater prominence in 2023 in conjunction with the roll out of certain strategic initiatives. It further explained, consistent with S-K Item 303(b)(2)(iii), that average sale and retail price per unit sold increased during the period for the reasons noted but were offset by volume declines that were the core drivers of performance during the period that resulted in the net decline in net sales.

In future filings, we will continue to monitor for developments affecting net sales, including further developments in regards to our strategic focus regarding Pro sales, and will assess whether additional comparative disclosure is required to describe material known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues, as well as material changes resulting from changes in prices, volume or new products and services.

Results of Operations

Selling, General and Administrative Expenses, page 25

2.
We note that the change in Adjusted SG&A of approximately $23 million is due primarily to increased investment in your growth strategies including new stores, higher marketing spend, and Pro sales, as well as competitive wage increases for customer facing associates. In addition, Adjusted SG&A deleveraged on lower net sales. Please quantify each of these changes. Refer to the guidance in Item 303(b)(2) of Regulation S-K. Please note, to the extent other line item changes are material, please identify and quantify each event or circumstance leading to the variance.

The Company respectfully acknowledges the Staff’s comment. The approximately $23 million change in Adjusted SG&A consisted primarily of increased investments in our 2022 growth strategies and competitive wage increases for customer-facing associates. These were the significant components of Adjusted SG&A that, in accordance with Item 303(b)(2)(i) of Regulation S-K and in the Company’s view, were material to understanding the Company’s 2022 results of operations in this regard. In future filings, we will continue to assess significant components affecting the Company’s results of operations, including Adjusted SG&A and components thereof, and quantify such drivers of performance to the extent material.

* * * * *

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Robert L. Madore

Robert L. Madore

Chief Financial Officer

cc: Alice Givens, Chief Legal, Ethics and Compliance Officer and Corporate Secretary